Exhibit 99.11

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

Consolidated Balance Sheet as at	Schedule	September 30, 2004	September 30, 2003	March 31, 2004
SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	1	133.94	33.13	33.32
Reserves and surplus	2	3,921.45	3,300.93	3,216.26

		4,055.39	3,334.06	3,249.58
MINORITY INTERESTS		—	—	—
PREFERENCE SHARES ISSUED BY SUBSIDIARY	3	93.51	49.00	93.56

		4,148.90	3,383.06	3,343.14

APPLICATIONS OF FUNDS
FIXED ASSETS	4
Original cost		1,893.51	1,423.85	1,633.65
Less: Depreciation and amortization		898.64	686.63	809.84

Net book value		994.87	737.22	823.81
Add: Capital work-in-progress		254.23	65.63	208.05

		1,249.10	802.85	1,031.86
INVESTMENTS	5	966.02	464.74	945.45
DEFERRED TAX ASSETS	6	44.50	33.87	39.97
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	7	926.32	592.59	651.45
Cash and bank balances	8	1,325.61	1,387.26	1,721.51
Loans and advances	9	851.80	822.74	721.05

		3,103.73	2,802.59	3,094.01
LESS: CURRENT LIABILITIES AND PROVISIONS
Current liabilities	10	613.80	376.30	580.93
Provisions	11	600.65	344.69	1,187.22

NET CURRENT ASSETS		1,889.28	2,081.60	1,325.86

		4,148.90	3,383.06	3,343.14

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above form an integral part of the consolidated balance sheet.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore October 12, 2004	Director and Chief Financial Officer	Director	Company Secretary and Senior Vice President - Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. Crore, except per share data

		Quarter ended September 30,		Half year ended September 30,		Year ended March 31,
Consolidated Profit and Loss Account for the	Schedule	2004	2003	2004	2003	2004
INCOME
SOFTWARE SERVICES, PRODUCTS AND BUSINESS PROCESS MANAGEMENT
Overseas		1,719.26	1,133.06	3,212.71	2,204.43	4,786.72
Domestic		30.07	18.74	54.00	42.07	66.23

		1,749.33	1,151.80	3,266.71	2,246.50	4,852.95
SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES	12	926.66	595.28	1,731.88	1,174.87	2,538.67

GROSS PROFIT		822.67	556.52	1,534.83	1,071.63	2,314.28
SELLING AND MARKETING EXPENSES	13	122.27	82.69	227.47	164.34	350.90
GENERAL AND ADMINISTRATION EXPENSES	14	139.37	92.37	257.04	175.35	369.19

		261.64	175.06	484.51	339.69	720.09
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTEREST		561.03	381.46	1,050.32	731.94	1,594.19
INTEREST		—	—	—	—	—
DEPRECIATION AND AMORTIZATION		60.63	63.42	113.20	108.56	236.73

OPERATING PROFIT AFTER INTEREST, DEPRECIATION & AMORTIZATION AND MINORITY INTERESTS		500.40	318.04	937.12	623.38	1,357.46
OTHER INCOME	15	29.60	43.16	45.31	75.10	123.38
PROVISION FOR INVESTMENTS		0.07	0.22	0.06	6.59	9.67

NET PROFIT BEFORE TAX AND MINORITY INTERESTS		529.93	360.98	982.37	691.89	1,471.17
PROVISION FOR TAXATION	16	82.56	60.00	146.67	112.00	227.54

NET PROFIT BEFORE MINORITY INTERESTS		447.37	300.98	835.70	579.89	1,243.63
MINORITY INTERESTS		—	—	—	—	—

NET PROFIT AFTER TAX AND MINORITY INTERESTS		447.37	300.98	835.70	579.89	1,243.63

Balance brought forward		456.39	278.91	70.67	—	—
Less: Residual dividend paid for fiscal 2004		—	—	2.31	—	—
Dividend tax on the above		1.97	—	2.27	—	—

		454.42	278.91	66.09	—	—

AMOUNT AVAILABLE FOR APPROPRIATION		901.79	579.89	901.79	579.89	1,243.63

DIVIDEND
Interim		133.93	96.09	133.93	96.09	96.09
Final		—	—	—	—	99.96
One-time special dividend		—	—	—	—	666.41

Total dividend		133.93	96.09	133.93	96.09	862.46
Dividend tax		17.50	12.31	17.50	12.31	110.50
Amount transferred — general reserve		—	—	—	—	200.00
Balance in Profit and Loss account		750.36	471.49	750.36	471.49	70.67

		901.79	579.89	901.79	579.89	1,243.63

EARNINGS PER SHARE *
Equity shares of par value Rs. 5/- each
Basic		16.71	11.36	31.25	21.88	46.85
Diluted		16.34	11.26	30.64	21.75	46.27
Number of shares used in computing earnings per share
Basic		26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Diluted		27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016
SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

*	refer to note 23.3.21

The schedules referred to above form an integral part of the consolidated profit and loss account.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore October 12, 2004	Director and Chief Financial Officer	Director	Company Secretary and Senior Vice President – Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

		Quarter ended September 30,		Half year ended September 30,		Year ended March 31,
Consolidated Cash Flow Statement for the	Schedule	2004	2003	2004	2003	2004
CASH FLOWS FROM OPERATING ACTIVITIES
Net profit before tax		529.93	360.98	982.37	691.89	1,471.17
Adjustments to reconcile net profit before tax to cash provided by operating activities
(Profit)/Loss on sale of fixed assets		(0.05)	—	(0.12)	0.01	0.41
Depreciation and amortization		60.63	63.42	113.20	108.56	236.73
Interest and dividend income		(22.92)	(23.91)	(52.28)	(47.22)	(102.23)
Provisions for investments		0.07	0.22	0.06	6.59	9.67
Effect of exchange differences on translation of foreign currency cash and cash equivalents		(1.86)	1.59	(9.01)	3.17	4.91
Changes in current assets and liabilities
Sundry debtors		(89.69)	(27.09)	(274.87)	(73.94)	(132.80)
Loans and advances	17	(25.68)	4.03	(60.30)	(5.44)	(17.67)
Current liabilities and provisions	18	107.67	18.99	51.24	56.89	262.20
Income taxes paid during the period/ year	19	(96.94)	(49.33)	(108.83)	(60.51)	(108.60)

NET CASH GENERATED BY OPERATING ACTIVITIES		461.16	348.90	641.46	680.00	1,623.79

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of fixed assets and change in capital work-in-progress	20	(176.07)	(72.63)	(330.53)	(133.76)	(425.86)
Acquisition of Expert Information Systems Pty. Limited, Australia		—	—	—	—	(66.68)
Proceeds on disposal of fixed assets		0.14	(0.01)	0.21	0.23	1.43
(Investments) in / disposal of securities	21	(112.11)	(349.83)	(20.63)	(450.38)	(934.17)
Interest and dividend income		22.92	23.91	52.28	47.22	102.23

NET CASH USED IN INVESTING ACTIVITIES		(265.12)	(398.56)	(298.67)	(536.69)	(1,323.05)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from the issue of preference share capital		0.01	—	(0.05)	—	44.56
Proceeds from issuance of share capital on exercise of stock options (refer note 23.3.22.b)		40.81	4.02	124.74	5.08	122.27
Dividends paid during the period/ year, including dividend tax		(1.97)	—	(869.14)	(108.35)	(216.75)

NET CASH USED IN FINANCING ACTIVITIES		38.85	4.02	(744.45)	(103.27)	(49.92)

Effect of exchange differences on translation of foreign currency cash and cash equivalents		3.12	(1.59)	10.39	(3.17)	(5.76)

NET (DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS		238.01	(47.23)	(391.27)	36.87	245.06
CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE PERIOD/YEAR		1,300.08	1,768.40	1,929.36	1,684.30	1,684.30

CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD/ YEAR	22	1,538.09	1,721.17	1,538.09	1,721.17	1,929.36

SIGNIFICANT ACCOUNTING POLICIES AND NOTES ON ACCOUNTS	23

The schedules referred to above form an integral part of the consolidated cash flow statement.

As per our report attached

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh	N. R. Narayana Murthy	Nandan M. Nilekani	S. Gopalakrishnan	Deepak M. Satwalekar
Partner Membership No. 83673	Chairman and Chief Mentor	Chief Executive Officer, President and Managing Director	Chief Operating Officer and Deputy Managing Director	Director

	Marti G. Subrahmanyam	Omkar Goswami	Larry Pressler	Rama Bijapurkar
	Director	Director	Director	Director

	Claude Smadja	Sridar A. Iyengar	K. Dinesh	S. D. Shibulal
	Director	Director	Director	Director

	T. V. Mohandas Pai	Srinath Batni	V. Balakrishnan
Bangalore October 12, 2004	Director and Chief Financial Officer	Director	Company Secretary and Senior Vice President – Finance

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

Schedules to the Consolidated Balance Sheet as at	September 30, 2004	September 30, 2003	March 31, 2004
1 SHARE CAPITAL
Authorized
Equity shares, Rs. 5/- par value 30,00,00,000 (10,00,00,000; 10,00,00,000) equity shares	150.00	50.00	50.00

Issued, Subscribed and Paid Up
Equity shares, Rs. 5/- par value* 26,78,60,670 (6,62,68,972; 6,66,41,056) equity shares fully paid up	133.94	33.13	33.32
[Of the above, 25,84,92,302 (5,78,88,200.; 5,78,88,200) equity shares, fully paid up have been issued as bonus shares by capitalization of the general reserve]

	133.94	33.13	33.32

Forfeited shares amounted to Rs. 1,500/- (Rs. 1,500/-; Rs. 1,500/-)
* For details of options in respect of equity shares, refer to note 23.3.9
* Refer to note 23.3.21
2 RESERVES AND SURPLUS
Capital reserve	5.94	5.94	5.94

Share premium account
As at April 1,	460.90	338.83	338.83
Add: Received on exercise of stock options issued to employees	124.42	5.07	122.07

	585.32	343.90	460.90

Foreign currency translation adjustment	0.53	—	(0.85)
General reserve
As at April 1,	2,679.60	2,479.60	2,479.60
Less: capitalized for issue of bonus shares	100.30
Add: Transfer from the profit and loss account	—	—	200.00

	2,579.30	2,479.60	2,679.60

Balance in profit and loss account	750.36	471.49	70.67

	3,921.45	3,300.93	3,216.26

3 PREFERENCE SHARES ISSUED BY SUBSIDIARY
Authorized
0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (43,75,000, 87,50,000) preference shares	87.50	43.75	87.50

Issued, Subscribed and Paid Up
0.0005% Cumulative convertible preference shares, Rs. 100/- par value 87,50,000 (43,75,000 , 87,50,000) preference shares fully paid up*	87.50	43.75	87.50
Premium received on issue of preference shares	6.01	5.25	6.06

	93.51	49.00	93.56

* for details of the terms relating to the preference shares, refer to note 23.3.19

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

Schedules to the Consolidated Balance Sheet

4 FIXED ASSETS	in Rs. crore

	Original cost					Depreciation and amortization
	Cost as at	Additions during	Deletions during		Cost as at	As at	For the	Deductions for		As at
Particulars	April 1, 2004	the period/ year	the period/ year		September 30, 2004	April 1, 2004	period/ year	the period/ year		September 30, 2004
Goodwill	40.52	—	—		40.52	—	—	—		—
Land: free-hold	20.05	0.15	—		20.20	—	—	—		—
leasehold	70.20	17.98	—		88.18	—	0.31	—		0.31
Buildings	459.61	99.05	—		558.66	80.47	16.37	—		96.84
Plant and machinery	283.35	41.17	6.14	**	318.38	165.27	24.17	6.10	**	183.34
Computer equipment	461.84	81.28	10.77	**	532.35	370.37	49.51	10.77	**	409.11
Furniture and fixtures	252.87	43.06	7.58	**	288.35	151.12	22.66	7.53	**	166.25
Leasehold improvements	2.64	1.50	—		4.14	0.20	0.14	—		0.34
Vehicles	0.43	0.16	—		0.59	0.27	0.04	—		0.31
Intangible assets
Intellectual property rights	42.14	—	—		42.14	42.14	—	—		42.14

	1,633.65	284.35	24.49		1,893.51	809.84	113.20	24.40		898.64

Previous period	1,279.04	145.52	0.71		1,423.85	578.54	108.56	0.48		686.63

Previous year	1,279.04	361.88	7.27		1,633.65	578.54	236.73	5.43		809.84

[Additional columns below]

[Continued from above table, first column(s) repeated]

in Rs. crore

	Net book value
	As at	As at	As at
Particulars	September 30, 2004	September 30, 2003	March 31, 2004
Goodwill	40.52	—	40.52
Land: free-hold	20.20	15.87	20.05
leasehold	87.87	32.74	70.20
Buildings	461.82	364.31	379.14
Plant and machinery	135.04	125.16	118.08
Computer equipment	123.24	74.97	91.47
Furniture and fixtures	122.10	112.04	101.75
Leasehold improvements	3.80	—	2.44
Vehicles	0.28	0.11	0.16
Intangible assets
Intellectual property rights	—	12.02	—

	994.87	737.22	823.81

Previous period
Previous year

Note: Buildings include Rs. 250/- being the value of 5 shares of Rs. 50/- each in Mittal Towers Premises Co-operative Society Limited.

** amount includes the retiral of assets which are not in active use with original cost of Rs. 23.22 and accumulated depreciation of Rs. 23.17

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

Schedules to the Consolidated Balance Sheet as at	September 30, 2004	September 30, 2003	March 31, 2004
5 INVESTMENTS
Trade (unquoted) – at cost
Long- term investments	30.01	51.21	30.01
Less: Provision for investments	27.97	36.28	27.97

	2.04	14.93	2.04
Non-trade (unquoted), at the lower of cost and fair value, current investments
Liquid mutual funds	963.98	449.81	943.41

	966.02	464.74	945.45

Aggregate of unquoted investments - carrying value / cost	966.02	464.74	945.45
6 DEFERRED TAX ASSETS
Fixed assets	31.14	23.05	27.13
Investments	3.00	8.20	6.60
Sundry debtors	2.78	2.62	2.14
Leave provisions and others	7.58	—	4.10

	44.50	33.87	39.97

7 SUNDRY DEBTORS
Debts outstanding for a period exceeding six months
Unsecured
considered good	—	—	—
considered doubtful	12.23	14.16	9.07
Other debts
Unsecured
considered good*	926.32	592.59	651.45
considered doubtful	5.84	4.79	4.29

	944.39	611.54	664.81
Less: Provision for doubtful debts	18.07	18.95	13.36

	926.32	592.59	651.45

* Includes dues from companies where directors are interested	1.95	1.42	0.16
8 CASH AND BANK BALANCES
Cash on hand	0.18	0.07	0.01
Balances with scheduled banks
In current accounts *	158.10	95.08	226.87
In deposit accounts in Indian Rupees	951.79	1,145.04	1,317.28
Balances with non-scheduled banks
In deposit accounts in foreign currency	17.97	10.49	13.86
In current accounts in foreign currency	197.57	136.58	163.49

	1,325.61	1,387.26	1,721.51

*includes balance in unclaimed dividend account	3.38	1.78	1.98
*includes balance in escrow account	—	0.81	0.04

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

Schedules to the consolidated Balance Sheet as at	September 30, 2004	September 30, 2003	March 31, 2004
9 LOANS AND ADVANCES
Unsecured, considered good
Advances
prepaid expenses	35.15	28.41	37.95
for supply of goods and rendering of services	6.72	2.02	5.83
Others	12.48	12.82	3.65

	54.35	43.25	47.43
Unbilled revenues	134.39	85.58	103.09
Advance income tax	276.09	198.13	210.27
Loans and advances to employees *
housing and other loans	67.77	101.29	83.36
salary advances	40.74	26.79	36.37
Electricity and other deposits	14.12	12.91	9.50
Rental deposits	16.44	16.16	14.98
Deposits with financial institutions and body corporate	247.48	333.91	207.85
Deposits with government authorities	0.01	—	0.01
Other assets	0.41	4.72	8.19

	851.80	822.74	721.05
Unsecured, considered doubtful
Loans and advances to employees	0.23	0.54	0.09

	852.03	823.28	721.14
Less: Provision for doubtful loans and advances to employees	0.23	0.54	0.09

	851.80	822.74	721.05

* includes dues by non-director officers of the company	0.04	—	—
Maximum amounts due by non-director officers at any time during the year	0.04	0.06	0.06
10 CURRENT LIABILITIES
Sundry creditors
for capital goods	2.00	0.43	1.48
for goods and services	5.39	0.65	2.65
for accrued salaries and benefits
salaries	17.66	12.71	15.22
bonus and incentives	164.29	128.74	243.78
unavailed leave	54.06	29.42	51.82
for other liabilities
provision for expenses	99.46	59.50	63.77
retention monies	13.15	5.97	5.27
withholding and other taxes payable	59.41	24.81	44.46
for purchase of intellectual property rights	20.62	20.27	19.21
others	12.79	6.91	2.25

	448.83	289.41	449.91
Advances received from clients	39.11	13.92	65.19
Unearned revenue	102.49	71.19	63.85
Loss on forward exchange contracts	19.99	—	—
Unclaimed dividend	3.38	1.78	1.98

	613.80	376.30	580.93

11 PROVISIONS
Proposed dividend	133.93	96.09	766.37
Provision for
tax on dividend	17.50	12.31	98.19
income taxes	424.93	231.05	316.74
post-sales client support and warranties	23.92	4.67	5.13
retiral benefits	0.37	0.57	0.79

	600.65	344.69	1,187.22

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

	Quarter ended September 30,		Half year ended September 30,		Year ended March 31,
Schedules to Consolidated Profit and Loss Account for the	2004	2003	2004	2003	2004
12 SOFTWARE DEVELOPMENT AND BUSINESS PROCESS MANAGEMENT EXPENSES
Salaries and bonus including overseas staff expenses	736.08	486.34	1,388.33	943.83	2,079.57
Staff welfare	4.60	2.93	8.21	6.14	13.49
Contribution to provident and other funds	19.85	13.34	36.16	24.28	51.63
Overseas travel expenses	66.47	43.54	130.00	86.75	174.00
Consumables	5.05	2.05	8.39	3.79	10.09
Cost of software packages
for own use	27.74	21.47	49.77	35.07	64.84
for service delivery to clients	6.11	2.48	9.65	12.34	16.12
Cost of technical sub-contractors	24.54	8.27	38.81	35.42	65.78
Computer maintenance	4.82	3.22	7.90	5.58	12.26
Communication expenses	13.81	9.98	26.51	19.48	42.58
Provision for post-sales client support and warranties	11.58	(0.32)	18.79	(0.15)	0.30
Traveling and conveyance	2.45	0.51	3.80	0.87	3.44
Rent	2.51	1.47	4.19	1.47	4.57
Other miscellaneous expenses	1.05	—	1.37	—	—

	926.66	595.28	1,731.88	1,174.87	2,538.67

13 SELLING AND MARKETING EXPENSES
Salaries and bonus including overseas staff expenses	71.48	50.81	137.09	101.95	216.47
Staff welfare	0.11	0.17	0.28	0.25	0.75
Contribution to provident and other funds	0.37	0.81	0.76	1.24	1.82
Overseas travel expenses	12.96	9.92	26.51	19.22	42.57
Consumables	0.08	0.03	0.21	0.08	0.20
Cost of software packages
for own use	—	—	0.01	0.01	0.18
Computer maintenance	0.01	0.01	0.12	0.02	0.04
Traveling and conveyance	4.94	0.29	6.32	0.62	2.29
Rent	2.56	3.95	5.64	6.90	15.19
Telephone charges	1.67	1.20	2.84	2.29	5.16
Professional charges	5.96	0.78	9.09	2.78	6.11
Printing and stationery	0.35	0.25	0.65	0.52	1.05
Advertisements	0.66	0.12	0.87	0.24	0.64
Brand building	12.67	9.41	18.44	15.15	34.23
Office maintenance	0.28	0.07	0.71	0.11	0.88
Power and fuel	—	0.01	—	0.03	0.04
Insurance charges	0.15	0.01	0.24	0.04	0.11
Rates and taxes	—	—	0.03	0.03	0.08
Bank charges and commission	—	—	—	0.01	0.02
Commission charges	6.73	0.64	8.49	2.91	7.27
Marketing expenses	0.27	1.83	6.57	2.69	6.45
Sales promotion expenses	0.34	0.09	0.58	0.20	0.72
Miscellaneous expenses	0.68	2.29	2.02	7.05	8.63

	122.27	82.69	227.47	164.34	350.90

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

		Quarter ended		Half year ended		Year ended
		September 30,		September 30,		March 31,
Schedules to Consolidated Profit and Loss Account for the		2004	2003	2004	2003	2004
14	GENERAL AND ADMINISTRATION EXPENSES
	Salaries and bonus including overseas staff expenses	29.28	18.57	55.20	36.32	81.93
	Staff welfare	0.17	0.03	0.31	0.04	0.28
	Contribution to provident and other funds	1.87	1.26	3.60	2.47	5.02
	Overseas travel expenses	2.72	2.28	4.81	3.99	7.07
	Traveling and conveyance	9.95	5.19	18.78	9.51	22.72
	Cost of software packages for own use	0.49	0.42	0.91	0.42	1.89
	Rent	6.08	3.66	10.44	10.77	19.38
	Telephone charges	12.70	7.63	22.90	14.96	30.25
	Professional charges	18.24	10.05	30.82	16.72	36.29
	Printing and stationery	2.85	1.10	4.76	3.47	6.11
	Advertisements	2.57	0.36	4.67	1.36	5.51
	Office maintenance	10.70	6.43	19.06	12.72	29.32
	Repairs to building	2.68	1.49	4.01	3.39	10.52
	Repairs to plant and machinery	1.54	1.51	3.11	2.60	4.85
	Power and fuel	10.46	7.55	20.08	14.97	30.14
	Recruitment and training	0.28	0.09	0.85	0.13	1.21
	Insurance charges	7.62	6.26	15.31	11.53	24.67
	Rates and taxes	2.38	1.01	4.95	2.21	5.62
	Donations	4.83	3.51	9.05	7.02	14.29
	Auditor’s remuneration
	statutory audit fees	0.22	0.10	0.42	0.18	0.63
	certification charges	—	—	—	—	0.10
	others	—	—	—	—	0.06
	out-of-pocket expenses	0.01	0.01	0.01	0.01	0.02
	Provision for bad and doubtful debts	5.26	10.73	11.58	14.02	15.99
	Provision for doubtful loans and advances	0.09	0.12	0.11	0.13	0.14
	Bank charges and commission	0.36	0.19	0.62	0.40	0.73
	Commission to non-whole time directors	0.39	0.39	0.78	0.78	1.49
	Postage and courier	1.45	0.71	2.92	1.95	3.98
	Books and periodicals	0.70	0.35	1.28	0.58	1.51
	Research grants	0.09	0.12	0.19	0.18	0.54
	Freight charges	0.14	0.15	0.37	0.30	0.84
	Professional membership and seminar participation fees	1.43	0.66	3.03	1.36	3.71
	Miscellaneous expenses	1.82	0.44	2.11	0.86	2.38

		139.37	92.37	257.04	175.35	369.19

15	OTHER INCOME
	Interest received on deposits with banks and others*	14.27	20.36	34.60	43.67	84.51
	Dividend received on investment in liquid mutual funds (non-trade unquoted)	8.65	3.55	17.68	3.55	17.72
	Miscellaneous income	0.25	0.25	0.51	1.32	1.13
	Exchange differences (refer to note 23.2)	6.43	19.00	(7.48)	26.56	20.02

		29.60	43.16	45.31	75.10	123.38

	*Tax deducted at source	2.44	4.30	6.74	8.57	16.82
16	PROVISION FOR TAXATION
	Current period/ year
	Income taxes	82.57	55.53	151.07	108.14	228.54
	Deferred taxes	(0.01)	4.47	(4.40)	2.94	(1.11)

		82.56	60.00	146.67	111.08	227.43
	Prior period/ years	—	—	—	0.92	0.11

		82.56	60.00	146.67	112.00	227.54

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND SUBSIDIARIES

in Rs. crore

		Quarter ended		Half year ended		Year ended
		September 30,		September 30,		March 31,
Schedules to Consolidated Cashflow Statements for the		2004	2003	2004	2003	2004
17	CHANGE IN LOANS AND ADVANCES
	As per the Balance Sheet	851.80	822.74	851.80	822.74	721.05
	Less: Deposits with financial institutions and body corporate, included in cash and cash equivalents (refer note 23.3.22.c)	(212.48)	(333.91)	(212.48)	(333.91)	(207.85)
	Advance income taxes separately considered	(276.09)	(198.13)	(276.09)	(198.13)	(210.27)

		363.23	290.70	363.23	290.70	302.93
	Less: Opening balance considered	(337.55)	(294.73)	(302.93)	(285.26)	(285.26)

		25.68	(4.03)	60.30	5.44	17.67

18	CHANGE IN CURRENT LIABILITIES AND PROVISIONS
	As per the Balance Sheet	1,214.45	720.99	1,214.45	720.99	1,768.15
	Add/ (Less): Provisions separately considered in the cash flow Statement
	Income taxes	(424.93)	(231.05)	(424.93)	(231.05)	(316.74)
	Dividends	(133.93)	(96.09)	(133.93)	(96.09)	(766.37)
	Dividend tax	(17.50)	(12.31)	(17.50)	(12.31)	(98.19)

		638.09	381.54	638.09	381.54	586.85
	Less: Opening balance considered	(530.42)	(362.55)	(586.85)	(324.65)	(324.65)

		107.67	18.99	51.24	56.89	262.20

19	INCOME TAXES PAID
	Charge as per the Profit and Loss Account	82.56	60.00	146.67	112.00	227.54
	Add: Increase in advance income taxes	75.27	34.31	65.82	(92.31)	(80.17)
	Increase / (Decrease) in deferred taxes	0.30	(4.47)	4.53	(2.94)	3.16
	Less: (Increase) / Decrease in income tax provision	(61.19)	(40.51)	(108.19)	43.76	(41.93)

		96.94	49.33	108.83	60.51	108.60

20	PURCHASE OF FIXED ASSETS AND CHANGE IN CAPITAL WORK-IN-PROGRESS
	As per the schedule 4 to Balance Sheet	206.69	52.45	284.35	145.52	361.88
	Less: Opening Capital work-in-progress	(284.85)	(45.45)	(208.05)	(77.39)	(77.39)
	Acquisition of Expert Information Systems Pty. Limited, Australia	—	—	—	—	(66.68)
	Add: Closing Capital work-in-progress	254.23	65.63	254.23	65.63	208.05

		176.07	72.63	330.53	133.76	425.86

21	INVESTMENTS IN / (DISPOSAL OF) SECURITIES*
	As per the Balance Sheet	966.02	464.74	966.02	464.74	945.45
	Add: Provisions on investments	0.07	0.22	0.06	6.59	9.67

		966.09	464.96	966.08	471.33	955.12
	Less: Opening balance considered	(853.98)	(115.13)	(945.45)	(20.95)	(20.95)

		112.11	349.83	20.63	450.38	934.17

	* refer to note 23.3.14 for details of investments and redemptions
22	CASH AND CASH EQUIVALENTS AT THE END OF THE PERIOD / YEAR
	As per the Balance Sheet	1,325.61	1,387.26	1,325.61	1,387.26	1,721.51
	Add: Deposits with financial institutions and body corporate, included herein	212.48	333.91	212.48	333.91	207.85

		1,538.09	1,721.17	1,538.09	1,721.17	1,929.36

Schedules to the Consolidated Financial Statements for the quarter and half year ended September 30, 2004

23. Significant accounting policies and notes on accounts

Company overview

Infosys Technologies Limited (Infosys or the company) along with its majority owned and controlled subsidiary, Progeon Limited, India (Progeon), and wholly owned subsidiaries Infosys Technologies (Australia) Pty. Limited (Infosys Australia), Infosys Technologies (Shanghai) Co. Limited (Infosys China) and Infosys Consulting, Inc., USA (Infosys Consulting), is a leading global information technology services group of companies (“the Group”). The Group provides end-to-end business solutions that leverage technology thus enabling its clients to enhance business performance. The Group provides solutions that span the entire software life cycle encompassing consulting, design, development, re-engineering, maintenance, systems integration and package evaluation and implementation. In addition, the Group offers software products for the banking industry and business process management services.

23. 1 Significant accounting policies

23.1.1. Basis of preparation of financial statements

The accompanying financial statements are prepared in accordance with Indian Generally Accepted Accounting Principles (“GAAP”) under the historical cost convention on the accruals basis. GAAP comprises mandatory accounting standards issued by the Institute of Chartered Accountants of India (“ICAI”) and guidelines issued by the Securities and Exchange Board of India. Accounting policies have been consistently applied except where a newly issued accounting standard is initially adopted or a revision to an existing accounting standard requires a change in the accounting policy hitherto in use.

Management evaluates all recently issued or revised accounting standards on an on-going basis. There are no accounting standards that although not mandatory for adoption as of the balance sheet date, have material impact on the financial statements.

The financial statements are prepared in accordance with the principles and procedures required for the preparation and presentation of consolidated financial statements as laid down under the accounting standards on Consolidated Financial Statements issued by the ICAI. The financial statements of the parent company, Infosys, Progeon, Infosys China, Infosys Australia and Infosys Consulting have been combined on a line-by-line basis by adding together book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gain/loss. The consolidated financial statements are prepared by applying uniform accounting policies in use at the Group. Minority interests have been excluded. Minority interests represent that part of the net profit or loss and net assets of subsidiaries that are not, directly or indirectly, owned or controlled by the company.

Goodwill has been recorded to the extent the cost of acquisition, comprising purchase consideration and transaction costs, exceeds the fair value of the net assets in the acquired company and will be tested for impairment on an annual basis. Exchange difference resulting from the difference due to translation of foreign currency assets and liabilities in subsidiaries is disclosed as foreign currency translation adjustment.

23.1.2. Use of estimates

The preparation of the financial statements in conformity with GAAP requires Management to make estimates and assumptions that affect the reported balances of assets and liabilities and disclosures relating to contingent assets and liabilities as at the date of the financial statements and reported amounts of income and expenses during the period. Examples of such estimates include provisions for doubtful debts, future obligations under employee retirement benefit plans, income taxes, post-sales customer support and the useful lives of fixed assets and intangible assets.

Management periodically assesses using external and internal sources whether there is an indication that an asset may be impaired. An impairment occurs where the carrying value exceeds the present value of future cash flows expected to arise from the continuing use of the asset and its eventual disposal. The impairment loss to be expensed is determined as the excess of the carrying amount over the higher of the asset’s net sales price or present value as determined above. Contingencies are recorded when it is probable that a liability will be incurred, and the amount can be reasonably estimated. Actual results could differ from those estimates.

23.1.3. Revenue recognition

Revenue from software development on fixed-price, fixed-time frame contracts where there is no uncertainty as to measurement or collectability of consideration is recognized as per the proportionate-completion method. On time-and-materials contracts, revenue is recognized as the related services are rendered. Annual Technical Services revenue and revenue from fixed-price maintenance contracts are recognized proportionately over the period in which services are rendered. Revenue from the sale of user licenses for software applications is recognized on transfer of the title in the user license, except in multiple element contracts, where revenue is recognized as per the proportionate-completion method.

Profit on sale of investments is recorded on transfer of title from the company and is determined as the difference between the sales price and the then carrying value of the investment. Interest is recognized using the time-proportion method, based on rates implicit in the transaction. Dividend income is recognized when the company’s right to receive dividend is established.

23.1.4. Expenditure

The cost of software purchased for use in the software development and services is charged to cost of revenues in the year of acquisition. Charges relating to non-cancelable, long-term operating leases are computed primarily on the basis of the lease rentals, payable as per the relevant lease agreements. Post-sales customer support costs are estimated by management, determined on the basis of past experience. The costs provided for are carried until expiry of the related warranty period. Provisions are made for all known losses and liabilities. Leave encashment liability is determined on the basis of an actuarial valuation.

23.1.5. Fixed assets, intangible assets and capital work-in-progress

Fixed assets are stated at cost, less accumulated depreciation. Direct costs are capitalized until fixed assets are ready for use. Capital work-in-progress comprises outstanding advances paid to acquire fixed assets and the cost of fixed assets that are not yet ready for their intended use at the balance sheet date. Intangible assets are recorded at the consideration paid for acquisition.

23.1.6. Depreciation and amortization

Depreciation on fixed assets is applied on the straight-line method based on useful lives of assets as estimated by the Management. Depreciation for assets purchased/sold during the period is proportionately charged. Individual low cost assets (acquired for less than Rs. 5,000/-) are entirely depreciated in the year of acquisition. Intangible assets are amortized over their respective individual estimated useful lives on a straight-line basis, commencing from the date the asset is available to the company for its use. Management estimates the useful lives for the various fixed assets as follows:

Buildings	15 years
Plant and machinery	5 years
Computer equipment	2-5 years
Furniture and fixtures	5 years
Vehicles	5 years
Intellectual property rights	1-2 years

23.1.7. Retirement benefits to employees

23.1.7.a. Gratuity

In accordance with the Payment of Gratuity Act, 1972, Infosys provides for gratuity, a defined benefit retirement plan (the “Gratuity Plan”) covering eligible employees at the company and Progeon. The Gratuity Plan provides a lump sum payment to vested employees at retirement, death, incapacitation or termination of employment, of an amount based on the respective employee’s salary and the tenure of employment.

Liabilities with regard to the Gratuity Plan are determined by actuarial valuation as at the balance sheet date and as per gratuity regulations for the company and Progeon respectively. The company fully contributes all ascertained liabilities to the Infosys Technologies Limited Employees’ Gratuity Fund Trust (the “Trust”). Trustees administer contributions made to the Trust and contributions are invested in specific designated instruments, as permitted by law. Investments are also made in mutual funds that invest in the specific designated instruments.

23.1.7.b. Superannuation

Certain employees of Infosys are also participants of a defined contribution plan. The company makes monthly contributions under the superannuation plan (the “Plan”) to the Infosys Technologies Limited Employees’ Superannuation Fund Trust based on a specified percentage of each covered employee’s salary. The company has no further obligations to the Plan beyond its monthly contributions. Certain employees of Progeon are also eligible for superannuation benefit. Progeon makes monthly provisions under the superannuation plan based on a specified percentage of each covered employee’s salary. Progeon has no further obligations to the superannuation plan beyond its monthly provisions. Under the Plan, the aggregate contributions along with interest thereon are paid on the retirement, death, incapacitation or termination of an employee.

23.1.7.c. Provident fund

Eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and the company make monthly contributions to the provident fund plan equal to a specified percentage of the covered employee’s salary. The company contributes a part of the contributions to the Infosys Technologies Limited Employees’ Provident Fund Trust. The remainders of the contributions are made to government administered provident fund. The company has no further obligations under the provident fund plan beyond its monthly contributions.

In respect of Progeon, eligible employees receive benefits from a provident fund, which is a defined contribution plan. Both the employee and Progeon make monthly contributions to this provident fund plan equal to a specified percentage of the covered employee’s salary. Amounts collected under the provident fund plan are deposited in a government administered provident fund. Progeon has no further obligations under the provident fund plan beyond its monthly contributions.

The aggregate contributions along with interest thereon are paid on the retirement, death, incapacitation or termination of an employee.

23.1.8. Research and development

Revenue expenditure incurred on research and development is expensed as incurred. Capital expenditure incurred on research and development is depreciated over the estimated useful lives of the related assets.

23.1.9. Foreign currency transactions

Revenue from overseas clients and collections deposited in foreign currency bank accounts are recorded at the exchange rate as of the date of the respective transactions. Expenditure in foreign currency is accounted at the exchange rate prevalent when such expenditure is incurred. Disbursements made out of foreign currency bank accounts are reported at a rate that approximates the actual monthly average rate. Exchange differences are recorded when the amount actually received on sales or actually paid when expenditure is incurred is converted into Indian Rupees. The exchange differences arising on foreign currency transactions are recognized as income or expense in the period in which they arise.

Fixed assets purchased at overseas offices are recorded at cost, based on the exchange rate as of the date of purchase. The charge for depreciation is determined as per the Group’s accounting policy.

Monetary current assets and monetary current liabilities denominated in foreign currency are translated at the exchange rate prevalent at the date of the balance sheet. The resulting difference is also recorded in the profit and loss account.

23.1.10. Forward contracts in foreign currencies

The Group uses forward exchange contracts to hedge its exposure to movements in foreign exchange rates. The use of these forward exchange contracts reduces the risk or cost to the group and the group does not use the forward exchange contracts for trading or speculation purposes.

The Group records the gain or loss on effective hedges in the foreign currency fluctuation reserve until the transactions are complete. On completion the gain or loss is transferred to the profit and loss account of that period. To designate a forward contract as an effective hedge, Management objectively evaluates and evidences with appropriate supporting documents at the inception of each contract whether the contract is effective in achieving offsetting cash flows attributable to the hedged risk. In the absence of an effective hedge, a gain or loss is recognized in the profit and loss account.

23.1.11. Income tax

Income taxes are computed using the tax effect accounting method, where taxes are accrued in the same period the related revenue and expenses arise. A provision is made for income tax annually based on the tax liability computed after considering tax allowances and exemptions. Provisions are recorded when it is estimated that a liability due to disallowances or other matters is probable.

The differences that result between the profit offered for income taxes and the profit as per the financial statements are identified and thereafter a deferred tax asset or deferred tax liability is recorded for timing differences, namely the differences that originate in one accounting period and reverse in another, based on the tax effect of the aggregate amount being considered. The tax effect is calculated on the accumulated timing differences at the end of an accounting period based on prevailing enacted or substantially enacted regulations. Deferred tax assets are recognized only if there is reasonable certainty that they will be realized and are reviewed for the appropriateness of their respective carrying values at each balance sheet date. The income tax provision for the interim period is made based on the best estimate of the annual average tax rate expected to be applicable for the full fiscal year.

23.1.12. Earnings per share

In determining earnings per share, the Group considers the net profit after tax and includes the post-tax effect of any extra-ordinary item. The number of shares used in computing basic earnings per share is the weighted average number of shares outstanding during the period. The number of shares used in computing diluted earnings per share comprises the weighted average shares considered for deriving basic earnings per share, and also the weighted average number of equity shares that could have been issued on the conversion of all dilutive potential equity shares. The diluted potential equity shares are adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares). Dilutive potential equity shares are deemed converted as of the beginning of the period, unless issued at a later date. The number of shares and potentially dilutive equity shares are adjusted for any stock splits and bonus shares issued effected prior to the approval of the financial statements by the Board of Directors

23.1.13. Investments

Trade investments are the investments made to enhance the Group’s business interests. Investments are either classified as current or long-term based on Management’s intention at the time of purchase. Current investments are carried at the lower of cost and fair value. Cost for overseas investments comprises the Indian Rupee value of the consideration paid for the investment. Long-term investments are carried at cost and provisions recorded to recognize any decline, other than temporary, in the carrying value of each investment.

23.1.14. Cash flow statement

Cash flows are reported using the indirect method, whereby net profit before tax is adjusted for the effects of transactions of a non-cash nature and any deferrals or accruals of past or future cash receipts or payments. The cash flows from regular revenue generating, investing and financing activities of the Group are segregated. Cash flows in foreign currencies are accounted at average monthly exchange rates that approximate the actual rates of exchange prevailing at the dates of the transactions.

23.2 Change in accounting policy

Accounting standard 11, “The effect of changes in foreign exchange rates”, was revised by the ICAI with effect from April 1, 2004 and prescribes accounting for forward exchange contracts based on whether these are entered into for hedging purposes or for trading /speculation purposes. Further, it has been recently clarified that the revised standard does not cover forward exchange contracts entered in to hedge the foreign currency risk of a firm commitment or a highly probable forecast transaction. Upto March 31, 2004, such segregation was not required and the difference between the forward rate and the exchange rate on the date of the transaction was recognized as income or expense over the life of the contract.

The Group has adopted the revised accounting standard effective April 1, 2004 to the extent applicable in respect of outstanding forward exchange contracts. The forward exchange contracts constitute hedges from an economic perspective, and the Group has decided to account for these forward exchange contracts based on their designation as ‘effective hedges’ or ‘not effective’. To designate a forward contract as an effective hedge, management objectively evaluates and evidences with appropriate supporting documentation at the inception of each forward contract, whether these forward contracts are effective in achieving offsetting cash flows attributable to the hedged risk or not. The gain or loss on effective hedges is recorded in the foreign currency fluctuation reserve until the hedged transactions occur and are then recognized in the profit and loss account. In the absence of an effective hedge, the gain or loss is recognized in the profit and loss account.

Gains and losses on forward exchange contracts are computed by multiplying the foreign currency amount of the forward exchange contract by the difference between the forward rate available at the reporting date for the remaining maturity of the contract and the contracted forward rate (or the forward rate last used to measure a gain or loss on that contract for an earlier period). The group also assesses on an ongoing basis at the end of each reporting period whether designated hedges are effective and prospectively reclassifies the hedge as necessary.

Consequent to the change in accounting policy, the profits for the quarter and half year ended September 30, 2004 are higher by Rs. 9.96 crore and lower by Rs. 24.91 crore respectively.

23.3 Notes on accounts

All amounts in the financial statements are presented in Rupees crore, except for per share data and as otherwise stated. All exact amounts are stated with the suffix “/-”. One crore equals 10 million.

The previous period’s / year’s figures have been regrouped / reclassified, wherever necessary to conform to the current period’s presentation.

23.3.1 Aggregate expenses

The following are the aggregate amounts incurred on certain specific expenses:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Salaries and bonus including overseas staff expenses	836.84	555.72	1,580.62	1,082.10	2,377.97
Contribution to provident and other funds	22.09	15.41	40.52	27.99	58.47
Staff welfare	4.88	3.13	8.80	6.43	14.52
Overseas travel expenses	82.15	55.74	161.32	109.96	223.64
Consumables	5.13	2.08	8.60	3.87	10.29
Cost of software packages
for own use	28.23	21.89	50.69	35.50	66.91
for service delivery to clients	6.11	2.48	9.65	12.34	16.12
Computer maintenance	4.83	3.23	8.02	5.60	12.30
Communication expenses	13.81	9.98	26.51	19.48	42.58
Cost of technical sub-contractors	24.54	8.27	38.81	35.42	65.78
Provision for post-sales client support and warranties	11.58	(0.32)	18.79	(0.15)	0.30
Traveling and conveyance	17.34	5.99	28.90	11.00	28.45
Rent	11.15	9.08	20.27	19.14	39.14
Telephone charges	14.37	8.83	25.74	17.25	35.41
Professional charges	24.20	10.83	39.91	19.50	42.40
Printing and stationery	3.20	1.35	5.41	3.99	7.16
Advertisements	3.23	0.48	5.54	1.60	6.15
Office maintenance	10.98	6.50	19.77	12.83	30.20
Repairs to building	2.68	1.49	4.01	3.39	10.52
Repairs to plant and machinery	1.54	1.51	3.11	2.60	4.85
Power and fuel	10.46	7.56	20.08	15.00	30.18
Recruitment and training	0.28	0.09	0.85	0.13	1.21
Brand building	12.67	9.41	18.44	15.15	34.23
Insurance charges	7.77	6.27	15.55	11.57	24.78
Rates and taxes	2.38	1.01	4.98	2.24	5.70
Commission charges	6.73	0.64	8.49	2.91	7.27
Donations	4.83	3.51	9.05	7.02	14.29
Auditor’s remuneration
statutory audit fees	0.22	0.10	0.42	0.18	0.63
certification charges	—	—	—	—	0.10
others	—	—	—	—	0.06
out-of-pocket expenses	0.01	0.01	0.01	0.01	0.02
Provision for bad and doubtful debts	5.26	10.73	11.58	14.02	15.99
Provision for doubtful loans and advances	0.09	0.12	0.11	0.13	0.14
Bank charges and commission	0.36	0.19	0.62	0.41	0.75
Commission to non-whole time directors	0.39	0.39	0.78	0.78	1.49
Postage and courier	1.45	0.71	2.92	1.95	3.98
Books and periodicals	0.70	0.35	1.28	0.58	1.51
Research grants	0.09	0.12	0.19	0.18	0.54
Freight charges	0.14	0.15	0.37	0.30	0.84
Professional membership and seminar participation fees	1.43	0.66	3.03	1.36	3.71
Marketing expenses	0.27	1.83	6.57	2.69	6.45
Sales promotion expenses	0.34	0.09	0.58	0.20	0.72
Miscellaneous expenses	3.55	2.73	5.50	7.91	11.01

	1,188.30	770.34	2,216.39	1,514.56	3,258.76

23.3.2. Capital commitments and contingent liabilities

			As at
	September 30, 2004		September 30, 2003		March 31, 2004
Estimated amount of unexecuted capital contracts (net of advances and deposits)		262.79		97.06		200.92
Outstanding guarantees and counter guarantees to various banks, in respect of the guarantees given by those banks in favor of various government authorities and others		13.43		8.30		11.58
Claims against the company, not acknowledged as debts		4.53		4.51		4.53
Forward contracts outstanding
In US$	US$	188,000,000	US$	150,250,000	US$	149,000,000
(Equivalent approximate in Rs. crore)	(Rs. 849.25)		(Rs. 699.12)		(Rs. 671.14)
Unamortized income		—		3.21		3.15

In the year ended March 31, 2004, Ms. Jennifer Griffith, a former employee, filed a lawsuit against the company and its former director, Mr. Phaneesh Murthy. The lawsuit was served on the company during the quarter ended December 31, 2003. The trial of the lawsuit is scheduled shortly. Based on its present knowledge of facts, management estimates that the lawsuit will not have material impact on the result of operation or financial position of the company.

23.3.3. Obligations on long-term, non-cancelable operating leases

The lease rentals charged during the period and maximum obligations on long-term non-cancelable operating leases payable as per the rentals stated in the respective agreements are as follows:

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Lease rentals recognized during the period/year	9.76	9.07	18.65	19.13	39.14

		As at
Lease obligations	September 30, 2004	September 30, 2003	March 31, 2004
Within one year of the balance sheet date	30.16	27.49	27.00
Due in a period between one year and five years	65.20	59.16	61.42
Due after five years	4.06	7.39	4.82

	99.42	94.04	93.24

The operating lease arrangements extend for a maximum of ten years from their respective dates of inception and relates to rented overseas premises and car rentals.

23.3.4. Related party transactions

During the quarter and half year ended September 30, 2004, an amount of Rs. 4.00 and Rs. 8.00 has been donated to Infosys Foundation, a not-for-profit trust, in which certain directors of the company are trustees. Donation to the foundation for the quarter and half year ended September 30, 2003 and year ended March 31, 2004 were Rs. 3.50, Rs. 7.00 and Rs. 12.00 respectively.

Details of the transactions with the companies in which certain directors of the company are also director: -

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Particulars	2004	2003	2004	2003	2004
Purchase of services
SupplyChainge Inc., USA	—	—	—	0.71	0.71
Sale of services
ICICI Bank Limited, India	0.52	3.61	1.80	4.50	6.54

The company has an alliance with Supplychainge Inc., USA to jointly market and deliver lead-time optimization solutions. Prof. Marti G. Subrahmanyam, an external director of the company, is also a director on the board of ICICI Bank Limited, India and SupplyChainge Inc., USA.

23.3.5. Transactions with key management personnel

Key management personnel comprise our directors and statutory officers.

Particulars of remuneration and other benefits provided to key management personnel during the quarter and half year ended September 30, 2004 and 2003 and the year ended March 31, 2004 are set out below.

		Contributions
		to provident and	Perquisites	Total
Name	Salary	other funds	and incentives	Remuneration
Chairman and Chief Mentor N R Narayana Murthy	0.03	0.01	0.03	0.07
	0.02	0.01	0.01	0.04
	0.06	0.02	0.07	0.15
	0.04	0.02	0.04	0.10
	0.08	0.04	0.10	0.22

Chief Executive Officer, President and Managing Director Nandan M Nilekani	0.03	0.01	0.03	0.07
	0.02	0.01	0.01	0.04
	0.06	0.02	0.07	0.15
	0.05	0.02	0.05	0.12
	0.09	0.04	0.10	0.23

Chief Operating Officer and Deputy Managing Director S Gopalakrishnan	0.03	0.02	0.02	0.07
	0.02	0.01	0.01	0.04
	0.06	0.03	0.06	0.15
	0.04	0.02	0.05	0.11
	0.08	0.04	0.10	0.22

Whole-time Directors K Dinesh	0.03	0.01	0.02	0.06
	0.03	0.01	0.01	0.05
	0.06	0.02	0.06	0.14
	0.05	0.02	0.05	0.12
	0.09	0.04	0.10	0.23

S D Shibulal	0.22	—	—	0.22
	0.28	—	—	0.28
	0.41	—	0.11	0.52
	0.44	—	0.12	0.56
	0.76	—	0.23	0.99

T V Mohandas Pai	0.05	0.01	0.05	0.11
Chief Financial Officer	0.03	0.01	0.02	0.06
	0.09	0.03	0.14	0.26
	0.05	0.02	0.05	0.12
	0.11	0.04	0.16	0.31

Srinath Batni	0.04	0.01	0.04	0.09
	0.03	0.01	0.02	0.06
	0.08	0.03	0.12	0.23
	0.05	0.02	0.04	0.11
	0.10	0.04	0.13	0.27

			Reimbursement of	Total
Name	Commission	Sitting fees	expenses	remuneration
Non-Whole time Directors Deepak M Satwalekar	0.04	—	—	0.04
	0.05	—	0.01	0.06
	0.09	—	0.01	0.10
	0.09	0.01	0.01	0.11
	0.21	0.01	0.01	0.23

Marti G Subrahmanyam	0.05	—	0.01	0.06
	0.04	—	0.02	0.06
	0.10	—	0.04	0.14
	0.09	—	0.03	0.12
	0.19	—	0.07	0.26

Philip Yeo	0.05	—	—	0.05
	0.04	—	—	0.04
	0.10	—	—	0.10
	0.07	—	—	0.07
	0.15	—	0.01	0.16

Jitendra Vir Singh	—	—	—	—
	—	—	—	—
	—	—	—	—
	—	—	—	—
	0.08	—	—	0.08

Omkar Goswami	0.05	—	—	0.05
	0.04	0.01	—	0.05
	0.10	—	0.01	0.11
	0.08	0.01	0.01	0.10
	0.18	0.01	0.01	0.20

Larry Pressler	0.05	—	—	0.05
	0.03	—	—	0.03
	0.10	—	—	0.10
	0.07	—	—	0.07
	0.16	—	0.01	0.17

Rama Bijapurkar	0.05	—	—	0.05
	0.04	—	—	0.04
	0.09	0.01	—	0.10
	0.08	—	0.01	0.09
	0.19	0.01	0.01	0.21

Claude Smadja	0.05	0.01	0.05	0.11
	0.03	—	0.03	0.06
	0.10	0.01	0.07	0.18
	0.06	—	0.06	0.12
	0.15	—	0.09	0.24

Sridar A lyengar	0.05	—	—	0.05
	0.04	—	0.02	0.06
	0.10	—	0.04	0.14
	0.08	—	0.07	0.15
	0.18	0.01	0.13	0.32

Other Senior Management Personnel

Particulars of remuneration and other benefits provided to other key management personnel during the quarter and half year ended September 30, 2004 and 2003 and the year ended March 31, 2004 are set out below.

		Contributions to				Outstanding
		provident and	Perquisites	Total	Total loans	loans and
Name	Salary	other funds	and incentives	remuneration	granted	advances
V Balakrishnan,	0.03	0.01	0.07	0.11	0.04	0.04
Company Secretary	0.03	0.01	0.04	0.08	—	—
	0.06	0.02	0.18	0.26	0.04	0.04
	0.06	0.02	0.10	0.18	—	—
	0.12	0.04	0.22	0.38	—	—

In addition, the details of the options granted to non-whole time directors and other senior officers during the quarter and half year ended September 30, 2004 and 2003 and year ended March 31, 2004 are as follows:

			Number of
			options	Exercise price	Expiration of
Name	Date of Grant	Option plan	granted	(in Rs.)	options
Non-Wholetime Directors
Sridar A lyengar	April 10, 2003	1999	8,000	762.44	April 9, 2013

23.3.6. Exchange differences

Other income includes exchange differences of Rs. 6.43 and Rs. (7.48) for the quarter and half year ended September 30, 2004 respectively (for the quarter and half year ended September 30, 2003, the corresponding amounts were Rs. 19.00 and Rs. 26.56 and for the year ended March 31, 2004, the amount was Rs. 20.02 ).

23.3.7. Research and development expenditure

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Capital	—	0.24	—	0.32	1.48
Revenue	16.19	10.97	30.12	16.58	43.06

	16.19	11.21	30.12	16.90	44.54

23.3.8. Unearned revenue

Unearned revenue as at September 30, 2004 amounting to Rs. 102.49 (Rs. 71.19 as at September 30, 2003 and Rs. 63.85 as at March 31, 2004) primarily consists of client billings on fixed-price, fixed-time-frame contracts for which the related costs have not yet been incurred.

23.3.9. Stock option plans

The company currently has three stock option plans. These are summarized below.

1994 Stock Option Plan (“the 1994 Plan”)

The 1994 plan elapsed in fiscal year 2000 and, consequently, no further grants will be made under this plan.

1998 Stock Option Plan (“the 1998 Plan”)

The 1998 Plan was approved by the board of directors in December 1997 and by the shareholders in January 1998. The Government of India approved 29,40,000 ADSs representing 14,70,000 equity shares for issue under the Plan. The options may be issued at an exercise price that is not less than 90% of the fair market value of the underlying equity share on the date of the grant. The 1998 Plan automatically expires in January 2008, unless terminated earlier. All options under the 1998 Plan are exercisable for ADSs representing equity shares. A compensation committee comprising independent members of the board of directors administers the 1998 Plan. All options have been granted at 100% of fair market value.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Number of options granted, exercised and forfeited	2004	2003	2004	2003	2004
Options outstanding, beginning of period/year	37,41,476	48,68,794	38,71,010	50,06,812	50,06,812
Granted during the period/year	,0	83,200	,0	1,90,800	1,91,800
Exercised during the period/year	(62,140)	(45,288)	(83,768)	(70,320)	(5,17,740)
Forfeited during the period/year	22,714	(98,284)	(85,192)	(3,18,870)	(8,09,862)

Options outstanding, end of period/year	37,02,050	48,08,422	37,02,050	48,08,422	38,71,010

1999 Stock Option Plan (“the 1999 Plan”)

In fiscal 2000, the company instituted the 1999 Plan. The shareholders and the board of directors approved the plan in June 1999, which provides for the issue of 66,00,000 equity shares to the employees. The compensation committee administers the 1999 Plan. Options will be issued to employees at an exercise price that is not less than the fair market value.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Number of options granted, exercised and forfeited	2004	2003	2004	2003	2004
Options outstanding, beginning of period/year	1,71,62,132	2,05,43,044	1,83,62,120	2,02,44,684	2,02,44,684
Granted during the period/year	,0	1,40,600	,0	7,44,800	7,71,200
Exercised during the period/year	(3,26,394)	(33,136)	(12,12,678)	(33,256)	(10,74,172)
Forfeited during the period/year	(2,56,841)	(3,97,148)	(5,70,545)	(7,02,868)	(15,79,592)

Options outstanding, end of period/year	1,65,78,897	2,02,53,360	1,65,78,897	2,02,53,360	1,83,62,120

The aggregate options considered for dilution are set out in note 23.3.21

The above options will automatically be adjusted for the bonus shares issued in the same proportion. The respective exercise price will also reduce in the same proportion.

Progeon’s 2002 Plan provides for the grant of stock options to employees of Progeon and was approved by the board of directors and stockholders in June 2002. All options under the 2002 Plan are exercisable for equity shares. The 2002 Plan is administered by a Compensation Committee comprising three members, all of whom are directors of Progeon. The 2002 Plan provides for the issue of 52,50,000 equity shares to employees, at an exercise price, which shall not be less than the Fair Market Value (“FMV”) on the date of grant. Options may also be issued to employees at exercise prices that are less than FMV only if specifically approved by the members of the company in general meeting. The options issued under the 2002 Plan vest in periods ranging between one through six years, although accelerated vesting based on performance conditions is provided in certain instances. All options granted have been accounted for as a fixed plan.

The activity in Progeon’s 2002 Plan in the quarter and half year ended September 30, 2004 and 2003 and year ended March 31, 2004 is set out below

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
Number of options granted, exercised and forfeited	2004	2003	2004	2003	2004
Outstanding at the beginning of the period/year	32,47,075	18,01,175	31,24,625	18,01,175	18,01,175
Granted during the period/year	66,800	6,63,750	2,71,400	6,63,750	14,01,150
Exercised during the period/year	(3,625)	0	(6,325)	0	0
Forfeited during the period/year	(1,34,457)	0	(2,08,907)	0	(77,700)

Options granted, end of period/year	31,75,793	24,64,925	31,80,793	24,64,925	31,24,625

23.3.10. Pro forma disclosures relating to the Employee Stock Option Plans (“ESOPs)

The Securities and Exchange Board of India (“SEBI”) issued the Employee Stock Option Scheme and Employee Stock Purchase Scheme Guidelines in 1999, which is applicable to all stock option schemes established on or after June 19, 1999. In accordance with these guidelines, the excess of the market price of the underlying equity shares as of the date of the grant of the options over the exercise price of the options, including up-front payments, if any, is to be recognized and amortized on a straight-line basis over the vesting period. All options under the 1998 and 1999 stock option plans have been issued at fair market value, hence there are no compensation costs.

The company’s 1994 stock option plan was established prior to the SEBI guidelines on stock options.

Had the stock compensation costs for this stock option plan been determined as per the guidelines issued by SEBI, the company’s reported net profit would have been reduced to the pro forma amounts indicated below.

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Net profit:
- As reported	447.37	300.98	835.70	579.89	1,243.63

- Adjusted pro forma	447.37	296.06	835.70	569.94	1,230.73

23.3.11.Income taxes

The provision for taxation includes tax liabilities in India on the company’s global income as reduced by exempt incomes and any tax liabilities arising overseas on income sourced from those countries.

Most of the company’s and all of Progeon’s operations are conducted through Software Technology Parks (“STPs”). Income from STPs are tax exempt for the earlier of 10 years commencing from the fiscal year in which the unit commences software development, or March 31, 2009.

23.3.12. Loans and advances

Deposits with financial institutions and a body corporate comprise:

		As at
	September 30, 2004	September 30, 2003	March 31, 2004
Deposits with financial institutions:
Housing Development Finance Corporation Limited	212.48	207.94	207.85
Life Insurance Corporation of India	35.00	—	—
Deposit with body corporate:
GE Capital Services India Limited	—	125.97	—

	247.48	333.91	207.85

Interest accrued but not due (included above)	1.48	2.51	1.45

The financial institution and the body corporate have superior credit ratings from a premier credit rating agency in the country.

Mr. Deepak M. Satwalekar, Director, is also a Director of HDFC Limited. Except as director in this financial institution, he has no direct interest in any transactions.

23.3.13. Fixed assets

Profit / loss on disposal of fixed assets

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Profit on disposal of fixed assets	0.09	—	0.16	0.01	0.04
Loss on disposal of fixed assets	(0.04)	—	(0.04)	—	(0.45)

Profit/(loss) on disposal of fixed assets, net	0.05	—	0.12	0.01	(0.41)

The company has entered into lease-cum-sale agreements to acquire certain properties. In accordance with the terms of these agreements, the company has the option to purchase the properties on expiry of the lease period. The company has already paid 99% of the value of the properties at the time of entering into the lease-cum-sale agreements. These amounts are disclosed as “Land - leasehold” under “Fixed assets” in the financial statements. Additionally, certain land has been purchased for which the company has possession certificate for which sale deeds are yet to be executed as at September 30, 2004.

During the year ended March 31, 2004, management reduced the remaining estimated useful life of the intellectual property in a commercial software application product to three months, effective August 2003 and treasury management product to two months, effective November 2003. The revised estimation represents management’s present evaluation of the expected future commercial benefits from these products. The revision has resulted in an increased charge to the profit-and-loss account of Rs. 20.28 during the year ended March 31, 2004.

23.3.14. Details of Investments

The following are the particulars of strategic investments made by the Group during the quarter and half year ended September 30, 2004 and 2003 and year ended March 31,2004.

During the year ended March 31, 2004, the Company invested Rs 0.54 in M-Commerce Ventures Pte. Limited, Singapore (M-Commerce) for 20 ordinary shares of face value Singapore $ (“S$”) 1/- each, fully paid at par and 180 redeemable preference shares of face value S$ 1/- each, fully paid for a premium of S$ 1,110. The company also received Rs 0.61 towards return of premium of S$ 1,110/- each on 216 redeemable preference shares of face value of S$ 1/- each during the year. Accordingly, the aggregate investment in M-Commerce as at March 31, 2004 amounts to Rs 2.04.

During the year ended March 31, 2004, the company received from CiDRA Corporation, USA (CiDRA), an amount of Rs. 6.05 in cash; 72,539 Class A common stock of par value US$ 0.001 each of CiDRA, 2,139 Non-voting redeemable preferred stock of par value US$ 0.01 each of CiDRA, 12,921, Series A preferred stock par value $0.001 of CyVera Corporation, USA on a buy back offer. The company also received 12,720 Series A preferred stock par value $0.001 of CyVera Corporation, USA, due to company’s holding in CiDRA.

During the year ended March 31, 2004, Infosys received Rs. 3.22 from Workadia Inc. and Rs. 0.47 from Stratify Inc. towards recovery of the amounts invested. The remainder of the investment was written off during the year ended March 31, 2004.

Details of investments in and disposal of securities during the quarter and half year ended September 30, 2004 and 2003 and year ended March 31, 2004:-

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Investment in securities
Long-term investments	—	—		—	0.54
Liquid Mutual funds	124.65	369.51	154.05	469.51	943.84

	124.65	369.51	154.05	469.51	944.38

Redemption / Disposal of Investment in securities
Long-term investments					10.21
Liquid Mutual funds	12.53	19.51	133.41	19.51	—

	12.53	19.51	133.41	19.51	10.21

Net movement in investment	112.11	350.00	20.63	450.00	934.17

23.3.15. Proportionate holding of Infosys in its subsidiaries

As of September 30, 2004 Infosys held 99.97% of equity shares in Progeon. The company held the entire equity capital of Progeon as of March 31, 2004 and September 30, 2003. As of September 30, 2004, Infosys also holds the entire equity capital of each of its subsidiaries, other than Progeon, since each subsidiary’s incorporation.

23.3.16. Unbilled revenue

Unbilled revenue as at September 30, 2004 amounts to Rs. 134.39 (Rs. 85.58 as at September 30, 2003 and Rs. 103.09 as at March 31, 2004) primarily comprises the revenue recognized in relation to efforts incurred on fixed-price, fixed-time-frame contracts until the balance sheet date.

23.3.17. Segment reporting

The company’s operations predominantly relate to providing IT services, delivered to customers globally operating in various industry segments. Accordingly, IT service revenues represented along industry classes comprise the primary basis of segmental information set out in these financial statements. Secondary segmental reporting is performed on the basis of the geographical location of customers.

The accounting principles consistently used in the preparation of the financial statements are also consistently applied to record income and expenditure in individual segments. These are as set out in the note on significant accounting policies.

Industry segments at the company are primarily financial services comprising customers providing banking, finance and insurance services; manufacturing companies; companies in the telecommunications and the retail industries; and others such as utilities, transportation and logistics companies.

Income and direct expenses in relation to segments is categorized based on items that are individually identifiable to that segment,while the remainder of the costs are categorized in relation to the associated turnover of the segment. Certain expenses such as depreciation, which form a significant component of total expenses, are not specifically allocable to specific segments as the underlying services are used interchangeably. The company believes that it is not practical to provide segment disclosures relating to those costs and expenses, and accordingly these expenses are separately disclosed as “unallocated” and directly charged against total income.

Fixed assets used in the company’s business or liabilities contracted have not been identified to any of the reportable segments, as the fixed assets and services are used interchangeably between segments. Accordingly, no disclosure relating to total segment assets and liabilities are made.

Customer relationships are driven based on the location of the respective client. North America comprises the United States of America, Canada and Mexico; Europe includes continental Europe (both the east and the west), Ireland and the United Kingdom; and the Rest of the World comprising all other places except, those mentioned above and India.

Geographical revenues are segregated based on the location of the customer who is invoiced or in relation to which the revenue is otherwise recognized.

Industry segments

Quarter ended September 30, 2004 and September 30, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	616.53	257.71	323.21	167.17	384.71	1,749.33
	447.62	172.89	177.25	134.34	219.70	1,151.80
Identifiable operating expenses	263.27	107.88	127.55	67.81	161.88	728.39
	182.81	74.86	67.34	51.11	90.55	466.67
Allocated expenses	165.98	61.48	80.57	38.97	112.91	459.91
	119.64	44.70	47.77	34.73	56.83	303.67

Segmental operating income	187.28	88.35	115.09	60.39	109.92	561.03
	145.17	53.33	62.14	48.50	72.32	381.46
Unallocable expenses						60.63
						63.42

Operating income						500.40
						318.04
Other income (expense), net						29.53
						42.94

Net profit before taxes						529.93
						360.98
Income taxes						82.56
						60.00

Net profit after taxes						447.37
						300.98

Half year ended September 30, 2004 and September 30, 2003

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,132.78	485.56	593.78	340.72	713.87	3,266.71
	857.13	343.42	337.58	261.72	446.65	2,246.50
Identifiable operating expenses	486.67	212.69	254.85	129.48	299.17	1,382.86
	361.04	147.61	134.28	96.62	183.03	922.58
Allocated expenses	298.37	112.68	146.13	79.82	190.29	827.29
	230.67	87.95	91.94	67.03	114.39	591.98

Segmental operating income	347.74	160.19	192.80	131.42	224.41	1,056.56
	265.42	107.86	111.36	98.07	149.23	731.94
Unallocable expenses						119.44
						108.56

Operating income						937.12
						623.38
Other income (expense), net						45.25
						68.51

Net profit before taxes						982.37
						691.89
Income taxes						146.67
						112.00

Net profit after taxes						835.70
						579.89

Year ended March 31, 2004

	Financial services	Manufacturing	Telecom	Retail	Others	Total
Revenues	1,775.02	716.46	805.61	565.87	989.99	4,852.95
Identifiable operating expenses	755.68	311.25	318.46	212.76	418.64	2,016.79
Allocated expenses	464.82	176.67	209.13	142.19	248.77	1,241.58

Segmental operating income	554.52	228.54	278.02	210.92	322.58	1,594.58
Unallocable expenses						237.12

Operating income						1,357.46
Other income (expense), net						113.71

Net profit before taxes						1,471.17
Income taxes						227.54

Net profit after taxes						1,243.63

Geographic segments

Quarter ended September 30, 2004 and September 30, 2003

				Rest of the
	North America	Europe	India	World	Total
Revenues	1,140.84	374.15	30.07	204.27	1,749.33
	850.96	207.07	18.74	75.03	1,151.80
Identifiable operating expenses	483.30	154.79	9.57	80.73	728.39
	354.12	82.40	2.55	27.60	466.67
Allocated expenses	282.40	90.11	6.94	80.46	459.91
	224.71	54.71	4.85	19.40	303.67

Segmental operating income	375.14	129.25	13.56	43.08	561.03
	272.13	69.96	11.34	28.03	381.46
Unallocable expenses					60.63
					63.42

Operating income					500.40
					318.04
Other income (expense), net					29.53
					42.94

Net profit before taxes					529.93
					360.98
Income taxes					82.56
					60.00

Net profit after taxes					447.37
					300.98

Half year ended September 30, 2004 and September 30, 2003

				Rest of the
	North America	Europe	India	World	Total
Revenues	2,129.11	711.91	54.00	371.69	3,266.71
	1,668.77	398.04	42.07	137.62	2,246.50
Identifiable operating expenses	908.69	287.07	14.26	172.81	1,382.83
	702.13	159.23	12.89	48.33	922.58
Allocated expenses	515.94	169.32	12.29	136.01	833.56
	442.07	103.87	10.76	35.28	591.98

Segmental operating income	704.48	255.52	27.45	62.87	1,050.32
	524.57	134.94	18.42	54.01	731.94
Unallocable expenses					113.20
					108.56

Operating income					937.12
					623.38
Other income (expense), net					45.25
					68.51

Net profit before taxes					982.37
					691.89
Income taxes					146.67
					112.00

Net profit after taxes					835.70
					579.89

Year ended March 31, 2004

				Rest of the
	North America	Europe	India	World	Total
Revenues	3,459.86	932.57	66.23	394.29	4,852.95
Identifiable operating expenses	1,453.94	376.72	18.23	167.90	2,016.79
Allocated expenses	879.47	235.63	16.41	110.46	1,241.97

Segmental operating income	1,126.45	320.22	31.59	115.93	1,594.19
Unallocable expenses					236.73

Operating income					1,357.46
Other income (expense), net					113.71

Net profit before taxes					1,471.17
Income taxes					227.54

Net profit after taxes					1,243.63

23.3.18. Dividends remitted in foreign currencies

Infosys does not make any direct remittances of dividends in foreign currency. The company remits the equivalent of the dividends payable to the holders of ADS (“ADS holders”) in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the company’s ADSs. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

Particulars of dividends remitted are as follows:-

		Quarter ended		Half year ended		Year ended
	Number of shares to	September 30,		September 30,		March 31,
Particulars	which the dividends relate	2004	2003	2004	2003	2004
Final dividend for Fiscal 2003	21,60,870	—	—	—	3.13	3.13
Interim dividend for fiscal 2004	51,78,450	—	—	—	—	7.51
Final and one-time special dividend for Fiscal 2004	52,92,612	—	—	60.87	—	—

23.3.19. Cumulative convertible preference shares

Progeon issued 87,50,000 0.0005% cumulative convertible preference shares of par value Rs. 100 each in two equal tranches to Citicorp International Finance Corporation (“Citicorp”), on June 24, 2002 and March 31, 2004 in accordance with the shareholder’s agreement. The total cash consideration received was Rs. 93.80, comprising an amount of Rs. 87.50 and Rs. 6.30, respectively towards preference share capital and share premium.

Unless earlier converted pursuant to an agreement in this behalf between Progeon and Citicorp, all the convertible preference shares shall automatically be converted into equity shares, (i) one year prior to the Initial Public Offering (“IPO”) Date or (ii) June 30, 2005 or (iii) at the holder’s option, immediately upon the occurrence of any Liquidity Event; whichever is earlier. The term “Liquidity Event” includes any decision of the Board of Directors to make an IPO, merger, reconstruction, capital reorganization or other event which, in the sole opinion of the holder of the convertible preference shares, amounts to an alteration in the capital structure of the company. Each preference share is convertible into one equity share, par value Rs. 10 each.

In the event of any liquidation, dissolution or winding up of Progeon, either voluntary or involuntary, each holder of the preference shares will be paid an amount of Rs. 112/- per preference share, as adjusted for stock dividends, combinations, splits, recapitalization and the like, in preference to any distribution of any assets of Progeon to the holders of equity shares.

Upon the completion of the distribution described above, the remaining assets and funds of the company available for distribution to shareholders shall be distributed among all holders of preference shares and equity shares based on the number of equity shares held by each of them(assuming a full conversion of all the preference shares).

23.3.20. Provisions for investments

The Company evaluates all investments for any diminution in their carrying values that is other than temporary. The company made a provision of Rs. nil and Rs. nil during the quarter and half year ended September 30, 2004 (Rs. nil and Rs. 6.35 during the quarter and half year ended September 30, 2003 and Rs. 9.24 during the year ended March 31, 2004) on Trade investments.

The company provided Rs. 0.07 and Rs. 0.06 during the quarter and half year ended September 30, 2004 (Rs. 0.22 and Rs. 0.24 during the quarter and half year ended September 30, 2003 and Rs. 0.43 during the year ended March 31, 2004) on revision of the carrying amount of non-trade current investments to fair value.

23.3.21. Reconciliation of basic and diluted shares used in computing earnings per share

At the annual general meeting held on June 12, 2004, the shareholders approved the issue of bonus shares in the ratio of three bonus shares for each share. The record date for the bonus issue was July 2, 2004 and the shares were allotted on July 3, 2004. All basic and diluted shares used in determining earnings per share are after considering the effect of bonus issue

	Quarter ended		Half year ended		Year ended
	September 30,		September 30,		March 31,
	2004	2003	2004	2003	2004
Number of shares considered as basic weighted average shares outstanding	26,76,76,465	26,50,28,112	26,74,06,246	26,50,04,404	26,54,47,776
Add: Effect of dilutive issues of shares/stock options	61,00,213	22,69,504	53,61,955	15,99,936	33,39,240

Number of shares considered as weighted average shares and potential shares outstanding	27,37,76,678	26,72,97,616	27,27,68,201	26,66,04,340	26,87,87,016

23.3.22. Notes on the statement of cash flow

23.3.22.a

The balance of cash and cash equivalents includes Rs. 3.38 as at September 30, 2004 (Rs. 1.78 as at September 30, 2003 and Rs. 1.98 as at March 31, 2004) set aside for payment of dividends. Also, an amount of Rs. nil has been retained in escrow as at September 30, 2004 (Rs. 0.81 as at September 30, 2003 and Rs. 0.04 as at March 31, 2004).

23.3.22.b

During the quarter ended September 30, 2004, Infosys issued bonus shares at the ratio of three equity shares for each equity share in India and a stock dividend of two ADSs each for each ADS in USA. Consequently, the share capital of the company stands increased by Rs. 100.30. The bonus shares were issued by capitalization of general reserves.

23.3.22.c

Deposits with financial institutions and body corporate include an amount of Rs. 35 deposited with Life Insurance Corporation of India to settle employee benefit obligation as and when they arise during the normal course of business. This amount is considered as restricted cash and is hence not considered Cash and cash equivalents.

AUDITORS’ REPORT TO THE BOARD OF DIRECTORS ON
THE CONSOLIDATED FINANCIAL STATEMENTS OF
INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARIES

We have audited the attached consolidated balance sheet of Infosys Technologies Limited (the Company) and its subsidiaries (collectively called ‘the Infosys Group’) as at 30 September 2004, the consolidated profit and loss account and the consolidated cash flow statement for the quarter and half year ended on that date, annexed thereto. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We report that the consolidated financial statements have been prepared by the Company’s management in accordance with the requirements of Accounting Standard (AS) 21, Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India.

In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

(a)	in the case of the consolidated balance sheet, of the state of affairs of the Infosys Group as at 30 September 2004;

(b)	in the case of the consolidated profit and loss account, of the profit of the Infosys Group for the quarter and half year ended on that date; and

(c)	in the case of the consolidated cash flow statement, of the cash flows of the Infosys Group for the quarter and half year ended on that date.

for BSR & Co.
(formerly Bharat S Raut & Co.)
Chartered Accountants

Subramanian Suresh
Partner
Membership No. 83673

Bangalore
12 October 2004